Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Woodside CEO Meg O’Neill live interview with Bloomberg

Program: Best of Bloomberg Daybreak Middle East

Time: 9.45 am AWST, 18 August 2021

Bloomberg Host:

We’ll get to your earnings in just a moment but obviously this deal is really front and center. Many investors, well some are in favor, some think you’re overpaying. And some think you’re even overpaying for assets that probably aren’t going to be useful, what would you say to those investors against this deal?

Meg O’Neill

Look I think there’s been a lot of rumors about this deal. We’re very pleased that yesterday we were able to set the record straight and provide our investors with the facts of the deal. And the way the valuation has been developed is really from a fundamental understanding of the two businesses. That’s landed us at a merger ratio that we think will be fair for both shareholders. And the value proposition for Woodside and our shareholders really is amazingly compelling. So with this merger, we will become a top 10 Independent Energy Company, a top 10 LNG producer, we will have the cash flow, the balance sheet, and the financial strength to fund, not just our near term growth in LNG and oil, but near term investments in hydrogen and new energy and be able to continue to return value to our shareholders throughout the cycle. So we think it’s a tremendously compelling story and we look forward to engaging our investors on it.

Host:

You know Meg, there’s a lot people talking about as you mentioned, even some of your stakeholders that are questioning, you know, at a time, you’re taking petroleum assets, when the industry is all going green and shifting away from fossil fuels. We have a quote from from one of your investors Van Eck that just talked about how this may not be the right direction. When people are selling down energy, dirty energy assets you’re taking them up. What is your ESG management strategy now?

Meg O’Neill:

So look, it’s, it’s unchanged. The world is not going to have any more emissions because of this, this merger, and we’re actually very pleased and we think we’ve got the opportunity to really bring these emissions into our emissions management approach. So we fully understand the importance of energy producers being a significant player to help address climate change. And one of the things that this merger does is it actually gives us the financial capability to spend more money on new energy on some of those hydrogen and ammonia investments that we’ve been looking at for a while, but have been really scratching our head about how we would pay for. So the increased cash flow, the stronger balance sheet, really does enable us to start making some significant investments in that space.

Host:

Well Meg you don’t leave me with much choice then but to then ask you what would be those assets you’re looking, you’re looking at maybe buying moving forward?

Meg O’Neill:

Look we’ve, we’ve talked in the past about how we think about hydrogen and ammonia, and one of the things that’s important to remember is this needs to be customer led. So we can go off and build a hydrogen plant today but if there’s nobody there to buy the product from us then we’ve not used our shareholders’ money well. So we’ve been investing in building those customer relationships, we’re in consortia in Korea and joint ventures in Japan, to work with customers to help them understand how they might use those products. So in Korea for example we’re looking at hydrogen as a source of transportation fuel. In Japan, we’re looking at ammonia going into power plants. And as those customers get confidence in being able to buy those products from us we’ll gain confidence in being able to make those investments. But we’ve talked in the past you know the project that’s probably most matured is an opportunity we’ve been looking at in Tasmania, to use the abundant hydro power there to produce hydrogen for the domestic market and then ammonia for export.

Host:

And when it comes to the hydrogen sector as you mentioned, when do you think demand from customers is going to be sufficient enough to give you confidence to add those investments?

Meg O’Neill:

Look it’s all moving very fast and obviously the last year, I think with COVID, there’s been a real sharp focus on climate change and a lot of our prospective customers are committing to take action faster than they would have committed to before so I think we’re going to see movement in the next, if not this year, within the next couple of years as customers move to start taking those products at scale.

Host:

Okay, let’s talk your earnings, and what your guidance might be because obviously given the moves you’ve made in terms of deals and the cash that you’re giving out investors, it looks like you’re fairly confident with what you’re doing with your cash and the cash that you probably expect to get. Can you give us some guidance in terms of what this fiscal year looks like for you, any specific targets?

Meg O’Neill:

Yeah, so we don’t give full year guidance. It’s probably worth talking about our philosophy around returning funds to shareholders. So you’ll see that we do have a very significant dividend that we’ve announced, it’s 30 cents per share. That represents 80% of our underlying net profit after tax. Our dividend policy is to pay out 50 percent, but when we can we’ll pay out more. One of the great things actually about the merger is it gives us confidence that we’ll be able to continue to return, you know, a healthy dividend to our shareholders throughout the investment cycle. And we have a very significant investment cycle ahead of us, not just our investment in Sangomar but with the Scarborough final investment decision anticipated by the, by the end of this year.

Bloomberg Host:

I’m going to have to fuse two questions into one Meg about your forecast on oil prices this year as well as natural gas prices will they remain elevated and how do you think COVID is going to affect the price?

Meg O’Neill:

So look, the crystal ball for the near term is a pretty cloudy one. One of the things that we’ve seen over the last year is a lot of volatility in the price of our key commodity and the volatility is underpinned by changes in government rules, various restrictions on mobility. So as the COVID waves move around the world, I think we will continue to see the oil price be quite volatile as demand for the product moves up and down. The long term outlook we still think is quite attractive. We do think that the product is a product that is valued by consumers around the world. Natural gas is an even more interesting story this year, you know we’re seeing pricing levels, spot Asian pricing levels now that we’ve never seen before at this time of year. It’s northern hemisphere summer and we’re seeing prices in the $17 range which is really unheard of but a number of factors underpin that, you know, we don’t think that is sustainable. But we do think over the long haul that natural gas and LNG in particular will remain a very valued energy product for our customers, particularly in Asia as they look to decarbonize their economies.

Host:

Meg, final one for you. You mentioned that you’re looking to maybe add additional listings New York or London. How actively are you looking at actually pursuing those listings and do you have a timetable for those two, if any?

Meg O’Neill:

So that’s something that we’ll be looking at as we progress our, our merger discussions. Obviously, BHP with their dual listing which they’ll be, they’ll be making some changes to they have a significant shareholder register outside Australia. We want to make sure that we’ve got the ability to market to a wide range of shareholders around the world. So that’s something that we’ll be progressing between now and I would anticipate the shareholder vote will will firm up our decisions around those additional potential listings.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.